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THOMAS J. FRIEDMANN

thomas.friedmann@dechert.com
+1 617 728 7120 Direct
+1 617 275 8389 Fax

September 10, 2018

VIA EDGAR

United States Securities and Exchange Commission

Division of Investment Management

100 F Street, NE

Washington, D.C. 20549

Attn: Ray Be

Re:	Horizon Technology Finance Corporation
Preliminary Proxy Statement for Special Meeting of Stockholders
File Number: 814-00802

Ladies and Gentlemen:

Horizon Technology Finance Corporation, a Delaware corporation (the “Company”), filed with the U.S. Securities and Exchange Commission (the “Commission”) a preliminary Proxy Statement for Special Meeting of Stockholders on Schedule 14A (File No. 814-00802) (the “Proxy Statement”) on August 14, 2018. On behalf of the Company, we hereby respond to the comments raised by the staff (the “Staff”) of the Commission in an August 23, 2018 telephone conversation between Ray Be of the Staff and Thomas J. Friedmann of Dechert LLP, outside counsel to the Company, relating to the Proxy Statement.

For your convenience, the Staff’s comments are included in this letter, and each comment is followed by the applicable response. Capitalized terms used in this letter and not otherwise defined herein shall have the meanings specified in the Proxy Statement.

1.	On page 2 of the Proxy Statement, the Company characterizes the Asset Coverage Proposal as reducing the asset coverage ratio applicable to the Company from 200% to 150%. Please revise this disclosure to express in plain English that, whereas the Company can currently incur $1 of debt for each $1 of equity, it will, upon passage of the Asset Coverage Proposal, be able to incur $2 of debt for each $1 of equity.

Response: As requested, the Company will revise the description of the Asset Coverage Proposal as follows:

U.S. Securities and Exchange Commission September 10, 2018 Page 2

“. . . to approve the application to the Company of the reduced asset coverage requirements in Section 61(a)(2) of the Investment Company Act of 1940, as amended (the “1940 Act”), which would reduce the asset coverage requirements applicable to the Company from 200% to 150%, such that the Company would have a debt to equity ratio of a maximum of 2.0x (i.e., $2 of debt outstanding for each $1 of equity) as compared to a current maximum of 1.0x (i.e., $1 of debt outstanding for each $1 of equity) (the “Asset Coverage Proposal”).”

2.	Please revise the disclosure on page 8 of the Proxy Statement to clarify that approval of Proposal 1 would allow the Company to incur such additional leverage immediately.

Response: As requested, the Company will revise the relevant disclosure as follows:

“If Proposal 1 is approved, the reduction in the asset coverage requirements will increase the amount of debt that the Company is permitted to incur. As a result, the Company would be able to incur additional indebtedness on the day after the Meeting, and therefore, the risk of an investment in the Company may increase.”

3.	Supplementally disclose whether the Company will need to amend the Credit Facility in order to incur additional leverage.

Response: The Credit Facility does not contain an asset coverage test or similar restriction on the amount of leverage which the Company can incur; therefore, the Company is not restricted from obtaining additional leverage. The Credit Facility does contain a 1:1 debt-to-equity restriction on the amount which can be borrowed under the Credit Facility, thus, if the Company were to seek additional leverage, it would need to either (a) obtain additional debt from another debt provider or (b) amend the Credit Facility to permit a higher advance rate.

4.	The Proxy Statement includes a statement that “the Company intends to increase its target leverage ratio range to 0.8x to 1.2x from its current target leverage ratio range of 0.7x to 0.8x.” Please revise this disclosure to express in plain English how these leverage ranges would change based on each dollar of equity.

Response: As requested, the Company will revise the relevant disclosure as follows:

“the Company intends to increase its target leverage ratio range to 0.8x to 1.2x (i.e., $0.80 to $1.20 of debt outstanding for each $1 of equity) from its current target leverage ratio range of 0.7x to 0.8x (i.e., $0.70 to $0.80 of debt outstanding for each $1 of equity).”

U.S. Securities and Exchange Commission September 10, 2018 Page 3

5.	We note that the base management fee is based upon gross assets less cash including assets acquired by leverage. Please clarify in the two bullet points on the top of page 10 of the Proxy Statement that the reduced asset coverage ratio may enable the Company to make additional investments and therefore (1) allow the Advisor to earn higher base management fees and (2) the use of additional leverage may allow the Company to earn additional net investment income (“NII”), thus making it easier for the Advisor to earn an incentive fee.

Response: As requested, the Company will revise the relevant disclosure in the bullet points on page 10 as follows:

•	“Because the base management fees payable to the Advisor are based on the value of the Company’s gross assets less cash, if and when the Company incurs additional leverage for the purpose of making additional investments, the base management fees will increase and the Advisor will benefit. This fee structure could encourage the Advisor to cause the Company to borrow more money to finance additional investments.

•	Because the incentive fee payable to the Advisor is calculated based on NII, a decrease in the asset coverage ratio may encourage the Advisor to use additional leverage to make additional investments and earn additional NII, which may make it easier for the Advisor to earn an incentive fee.”

6.	On page 13 of the Proxy Statement, the base management fee under the New Management Agreement is stated to be calculated and payable monthly in arrears at an annual rate of 2.00%. Elsewhere in the Proxy Statement, the Company discusses a decrease in the base management fee from an annual rate of 2.00% to 1.60%. Please clarify, as it does not appear to be consistent with other statements regarding the conditions under which the base management fee will change.

Response: As requested, the Company will revise its disclosure to clarify that the Advisor has agreed that the annual base management fee percentage will be reduced from 2.00% to 1.60% of the Company’s gross assets less cash or cash equivalents for amounts above $250.0 million if and when the Company is subject to the 150% asset coverage ratio (which shall occur upon the earlier of the approval of Proposal 1 or June 7, 2019). As noted in the Proxy Statement, this change in the management fee will occur regardless of whether the Stockholders approve the proposed New Management Agreement.

7.	Page 23 of the Proxy Statement states that the fees in the New Management Agreement will be the same as those in the Original Management Agreement. Please clarify that the change in the Advisor will not cause the fees to change but that the fees may change under the New Management Agreement due to a successful vote on Proposal 1.

U.S. Securities and Exchange Commission September 10, 2018 Page 4

Response: As requested, the Company will revise its disclosure as follows:

“The Board noted that the terms of the New Management Agreement, including the fees payable thereunder (as such fees may be reduced on the earlier of the approval of Proposal 1 by Stockholders or June 7, 2019), are identical to those of the Original Management Agreement relating to the Company.”

* * *

If you have any questions, please feel free to contact the undersigned by telephone at 617.728.7120 (or by email at thomas.friedmann@dechert.com). Thank you for your cooperation and attention to this matter.

Very truly yours,

/s/ Thomas J. Friedmann

Thomas J. Friedmann

cc:	Daniel Trolio, Horizon Technology Finance Corporation
John C. Bombara, Horizon Technology Finance Corporation